
SEC MAIL PROCESSING
RECEIVED
FEB 20 2007
WASH. D.C. 203 SECTION


07003338

SECUR SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Financial Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1512 Larimer Street Suite 250
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Van Sant 303-292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Suite 105 (Address) Covington (City) Georgia (State) 30014 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Financial Management Inc., as of February 16th, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

John Van Sant

Notary Public


JOHN VAN SANT
NOTARY
PUBLIC
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

CASCADE FINANCIAL MANAGEMENT, INC. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC

We have audited the accompanying consolidated statement of financial condition of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC, as of December 31, 2006, and the related consolidated statements of operations, changes in deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Financial Management, Inc. and its subsidiary as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
January 29, 2007

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS:		
Cash	$	127,724
Cash deposits with clearing organizations		35,000
Receivable from broker-dealer and clearing organization		75,611
Prepaids:		
Insurance		2,346
Other		24,471
Total current assets		265,152
FURNITURE AND EQUIPMENT		79,930
Less accumulated depreciation		(45,282)
Furniture and equipment - net		34,648
OTHER ASSETS:		
Security deposits		9,342
Intangible assets, net of accumulated amortization of $18,910		3,584
Total other assets		12,926
TOTAL	$	312,726

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	164,602
Current income taxes payable		2,390
Total current liabilities		166,992
STOCKHOLDERS' EQUITY:		
Common stock, no par value; 50,000 shares authorized, 175 issued and 155 shares outstanding		183,425
Deficit		(37,691)
Total stockholders' equity		145,734
TOTAL	$	312,726

See Independent Auditors' Report and
Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commissions	$	1,203,329
Investment advisory fees		946,736
Insurance fees		367,571
Other income		31,516
Interest		11,029
Total revenues		2,560,181
EXPENSES:		
Commissions		940,333
Employee compensation and benefits		861,594
Professional services		241,551
Rent		120,591
Insurance		87,256
Office		56,886
Payroll and property taxes		55,945
Marketing and business development		45,321
Travel		43,887
Registration and licensing		33,530
Meals and entertainment		28,189
Training		20,269
Depreciation		13,680
Other expenses		4,454
Amortization		4,032
Contributions		2,360
Interest		1,504
Total expenses		2,561,382
LOSS BEFORE TAXES		(1,201)
INCOME TAXES		(2,390)
NET LOSS		(3,591)
DEFICIT, JANUARY 1		(34,100)
DEFICIT, DECEMBER 31	$	(37,691)

See Independent Auditors' Report and
Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES:		
Net loss	$	(3,591)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		17,713
Changes in assets and liabilities, net of effects from non-cash investing and financing activities:		
(Increase) decrease in assets:		
Receivable from broker-dealer and clearing organization		(2,790)
Prepaids		6,453
Security deposit		5,081
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities		38,886
Income taxes payable		2,390
Deferred taxes		(1,500)
NET CASH PROVIDED BY OPERATING ACTIVITIES		62,642
INVESTING ACTIVITIES:		
Purchases of furniture and equipment		(8,472)
Purchased goodwill		(3,500)
NET CASH USED BY INVESTING ACTIVITIES		(11,972)
NET INCREASE IN CASH		50,670
CASH AT BEGINNING OF YEAR		77,054
CASH AT END OF YEAR	$	127,724

See Independent Auditors' Report and
Notes to Consolidated Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascade Financial Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company has offices in Denver, Ft. Collins, and Boulder, Colorado. The Company was incorporated as a Colorado Corporation in 2002.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned single member LLC subsidiary, CFMI Insurance Agency, LLC. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory. All material intercompany balances and transactions are eliminated in consolidation.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis are not materially different from the trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the terms of the agreements.

Income Taxes

The only temporary difference between the accounting methods used for financial statement purposes and tax reporting purposes is depreciation. Since most of the asset acquisitions were three or more years ago, the difference is immaterial. There are permanent differences for meals and entertainment. Due to these factors, no deferred taxes are accrued on the statement of financial condition. Taxable income was increased by $14,000 of non-deductible expense required for meals and entertainment for the year ending December 31, 2006. At December 31, 2006, the current tax liability was $2,390.

- Continued -

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Amortization is on a straight-line basis using an estimated useful lives of five to fifteen years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. RECEIVABLE - CLEARING ORGANIZATION

The amounts receivable from the clearing organization for the year ended December 31, 2006 was $75,611. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

3. GOODWILL

In January, 2006, the Company purchased Citywide Capital branch from Nations Financial Group, Inc. for $3,500. The purchase did not include tangible assets. The purchase included the branch's sales force and future customers. This purchase is included in the Company's intangible assets as goodwill and is being amortized over 15 years.

4. PENSION PLAN

Effective in 2002, the Company implemented a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements. Generally, employees could defer up to $12,000 in 2006. The employer has accrued $10,181 to be paid before the US income tax return is filed in 2007. The liability is reflected in accrued liabilities on the statement of financial condition. The expense is recorded as employee compensation and benefits on the statement of operations.

- Continued -

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $66,062, which was $16,062 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 250.5%.

6. COMMITMENTS

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2006 are listed below:

Year Ending December 31:	Facilities	Equipment		Total
2007	87,685	4,664	$	92,349
2008	89,993	4,664		94,657
2009	92,300			92,300
2010	94,607			94,607
2011	96,915			96,915
Total	$ 461,500	$9,328	$	470,828

The Company has the option of renewing the office lease for one additional three-year term at the market rate at time of renewal, and the equipment lease for one additional one-year term. The aggregate expense for the year ended December 31, 2006 was $120,591.

7. CONSOLIDATED SUBSIDIARY

CFMI Insurance Agency, LLC is a Colorado Limited Liability Company (the LLC). All of the member interests are owned by the Company. The LLC was formed on May 10, 2002 to sell insurance policies.

The following is a summary of the balance sheet of the Company's consolidated subsidiary at year-end:

Assets	$882
Liabilities	782
Member equity	100

The assets of the subsidiary are readily available for protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

- Continued -

8. RELATED PARTY TRANSACTIONS

The Company has a broker relationship with Holmes and Turner Financial Services. The president of the Company is one of the owners of Holmes and Turner Financial Services. The Company recorded and paid $169,670 of commission expense in transactions with Holmes and Turner for the year ended December 31, 2006.

9. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is RBC Dain Rauscher, Inc.

- Continued -

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

SCHEDULE 1

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 145,734
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(34,648)
Intangible assets - net	(3,584)
Prepaid expenses	(26,817)
Security deposits	(9,342)
Receivables from noncustomers	(5,281)
NET CAPITAL	66,062
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	164,602
Current income taxes payable	2,390
Total	166,992
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	50,000
Excess net capital	16,062
Excess net capital at 1,000 percent	49,363
Percentage of aggregate indebtedness to net capital	252.8%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2006.

See Independent Auditors' Report

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATING SCHEDULE OF FINANCIAL CONDITION
December 31, 2006

ASSETS	Cascade Financial Management, Inc.	CFMI Insurance Agency, LLC	Eliminations	Consolidated
CURRENT ASSETS:				
Cash	$ 127,724			$ 127,724
Cash deposits with clearing organizations	35,000			35,000
Receivable from broker-dealer and clearing organization	75,611			75,611
Prepaids:				
Insurance	2,346			2,346
Other	24,471			24,471
Investment in CFMI Insurance Agency, LLC	100		(100)	
Total current assets	265,252	0	0	265,152
FURNITURE AND EQUIPMENT	79,930			79,930
Less accumulated depreciation	(45,282)			(45,282)
Furniture and equipment - net	34,648	0	0	34,648
OTHER ASSETS:				
Security deposit	9,342			9,342
Organizational costs, net of accumulated amortization of $11,090	3,484	882	(782)	3,584
Total other assets	12,826	882	0	12,926
TOTAL	$ 312,726	882	882	312,726

LIABILITIES AND STOCKHOLDER'S EQUITY	Cascade Financial Management, Inc.	CFMI Insurance Agency, LLC	Eliminations	Consolidated
CURRENT LIABILITY -				
Accounts payable and accrued liabilities	$ 164,602			$ 164,602
Income taxes payable	2,390			2,390
Total current liabilities	166,992			166,992
STOCKHOLDER'S EQUITY:				
Common stock, no par value; 50,000 shares authorized, 135 issued and outstanding	183,425			183,425
Retained earnings	(37,691)			(37,691)
Member equity		882	(882)	
Total stockholder's equity	145,734	882	(882)	145,734
TOTAL	$ 312,726	882	(882)	312,726

See Independent Auditors' Report

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATING SCHEDULE OF OPERATIONS

December 31, 2006

	Cascade Financial Management, Inc.	CFMI Insurance Agency, LLC	Eliminations	Consolidated
REVENUES:				
Commissions	$ 835,758	$ 367,571		$ 1,203,329
Investment advisory fees	946,736			946,736
Insurance fees	367,571			367,571
Other income	31,516			31,516
Interest	11,029			11,029
Equity income from subsidiary			$ (197,911)	-
Total revenues	2,192,610	367,571	(197,911)	2,560,181
EXPENSES:				
Commissions	770,673	169,660		940,333
Employee compensation and benefits	861,594			861,594
Professional services	241,551			241,551
Rent	120,591			120,591
Insurance	87,256			87,256
Office	56,886			56,886
Payroll and property taxes	55,945			55,945
Marketing and business development	45,321			45,321
Travel	43,887			43,887
Registration and licensing	33,530			33,530
Meals and entertainment	28,189			28,189
Training	20,269			20,269
Depreciation	13,680			13,680
Other expenses	4,453			4,454
Amortization	4,032			4,032
Contributions	2,360			2,360
Interest	1,504			1,504
				-
Total expenses	2,391,721	169,660	-	2,561,382
(LOSS) INCOME BEFORE TAXES	$ (199,111)	$ 197,911	$ (197,911)	$ (1,201)

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM (SEC) RULE 15C3-3

Board of Directors
Cascade Financial Management, Inc.

In planning and performing our audit of the financial statements and supplementary schedule of Cascade Financial Management, Inc. (the "Company"), as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
January 29, 2007

END